MEDFORD BREWING COMPANY


MEDFORD
DOUBLE INDIA PALE ALE
INDIA PALE ALE
AMERICAN PALE ALE
AMERICAN GOLDEN ALE


MEDFORD
DOUBLE INDIA PALE ALE
INDIA PALE ALE

DOUBLE INDIA PALE ALE

Double-dry hopped, with loads of late hop additions for juicy citrus flavors and aromas but less bitterness. No filters or clarifying agents. The wheat and oats give the beer a silky mouthfeel. Our take on the NE DIPA, juicy hops but not a sweet beer. Horizon for bittering, and a combination of Mandarina Bavaria and Citra and for flavor and aroma. Dry hopped with Mandarina Bavaria and Citra

ABV: 8.4% IBU: 55 UPC: 869251000234

INDIA PALE ALE

A balance of strong citrusy hops and specialty malts. The malts are British leaning, but the hops are American. Solid mouthfeel and clean bitterness from the Magnum hops. Mosaic and Cascade give a balance of fruity and floral. Bittered with Magnum. Flavor and aroma are a combination of Mosaic and Cascade.
Dry hopped with Mosaic and Cascade

ABV: 7.2% IBU: 50 UPC: 869251000227


INDIA PALE ALE
MEDFORD
INDIA PALE ALE


AMERICAN PALE ALE
MEDFORD
AMERICAN PALE ALE

AMERICAN PALE ALE

A hoppy beer with a solid malt backbone. The pilsner makes it smooth, and the Munich gives it body. A touch of sweetness from the caramel, and a lasting head from the wheat. The Horizon is a less aggressive bittering hop; the Amarillo gives aromas of orange and orange peel, and Mosaic is a "mosaic" of familiar, popular hop flavors and aromas. Bittered with Horizon. Flavor and aroma are a combination of Amarillo and Mosaic Dry hopped with Amarillo and Mosaic.

ABV: 6% IBU: 30 UPC: 869251000210

AMERICAN GOLDEN ALE

A smooth summer beer with hints of honey and aromas of lemon and grapefruit.
A smooth malt character from the pilsner which has a 90 minute boil (instead of the usual 60). Clean, balanced, soft body from the wheat with citrus aromas. Horizon for bittering with a combination of Lemondrop and Cascade used in flavor and aroma additions. Dry hopped with Lemondrop and Cascade Malt: Pilsner, 2 row, Gambrinus (honey malt), wheat, carapils.

ABV: 5.2% IBU: 20 UPC: 869251000241


MEDFORD
AMERICAN GOLDEN ALE
GOLDEN ALE



Medford home grown
Hops in our IPA

AVAILABLE IN: 24 CT. CASE - 16OZ CANS

WWW.MBREWING.COM


INDIA
PALE ALE



Hand finished tap handles